 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
Don Banowetz
SVP & GM, New York
Frontier Communications
October 29th, 2009
Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789
Midwest Telcom Expo

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
Safe Harbor Statement
Forward-Looking Language
This presentation contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including but not limited to: Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the ability to successfully integrate the Verizon operations into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings. We do not intend to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.
Additional Information and Where to Find It
This filing is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
Frontier’s Enhanced Footprint
Existing Frontier Properties
New Frontier Properties
FY 2008 Key Metrics
Frontier
Standalone
Frontier
Pro Forma
Revenue:	$2.2B	$6.5B
EBITDA (a):	$1.2B	$3.1B
Ending Access Lines:	2.3M	7.0M
Number of States:	24	27

Access Lines by State		
State	Lines	% Lines
West Virginia	761,000	10.8%
Indiana	723,000	10.2%
New York	684,000	9.7%
Illinois	671,000	9.5%
Ohio	635,000	9.0%
Washingotn	579,000	8.2%
Michigan	526,000	7.5%
Pennsylvania	427,000	6.1%
Wisconsin	343,000	4.9%
Oregon	322,000	4.6%
North Carolina	263,000	3.7%
Minnesota	211,000	3.0%
California	168,000	2.4%
Arizona	152,000	2.2%
Idaho	133,000	1.9%
South Carolina	128,000	1.8%
Tennessee	79,000	1.1%
Nevada	60,000	0.8%
Iowa	45,000	0.6%
Nebraska	43,000	0.6%
Alabama	26,000	0.4%
Utah	22,000	0.3%
Georgia	19,000	0.3%
New Mexico	8,000	0.1%
Montana	8,000	0.1%
Mississippi	5,000	0.1%
Florida	4,000	0.1%
Total	7,045,000	100%

frontier Communications

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
 Existing Frontier Properties
 New Frontier Properties
Frontier’s Midwestern Landscape

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
• What differentiates this transaction from previous RBOC line purchases?
System Conversion Experience
 13 states run on a separate billing platform that comes with Spinco. in the acquisition; Only one state is required to be converted at closing; No application development - existing Frontier software applications
 (billing, financial, HR, workforce management, etc.) are all scalable.

De-leveraging Transaction	This is a de-leveraging transaction. FY 2008 pro forma combined leverage of 2.6x - approaching investment grade
Strong Rural Markets	Similar rural profile as Frontier has today; 37 households / sq. mile; less than 1% of the footprint is urban
Track Record of Successful Integrations
 Frontier management successfully operates a 2M + access line business, generating $2.2B of revenue in 24 states. We have successfully integrated
 Rochester Telephone, Commonwealth Telephone and Global Valley
 Networks, and have consolidated 5 billing systems in the past 5 years

The “New” Frontier….

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
❑ The Acquisition of Verizon Markets by Frontier Creates the 5th Largest ILEC
 ● Commitment to Customers
 ➢ Expansion of products and services in these markets
 ➢ Deliver a unique customer experience
 ➢ Local Engagement Model
 ➢ Small and Medium business focus
 ● Commitment to Employees
 ➢ Honor current collective bargaining agreements
 ➢ No layoffs of Installers and Technicians for 18 months
 ➢ Customer focus provides employment growth opportunities
 ● Commitment to Communities
 ➢ Employees live and work in their markets
 ➢ Active in local clubs, associations and event participation
 ➢ Responsible for helping our communities be viable
The “New” Frontier….

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
 ● Strong Balance Sheet for Viability
 ➢ Investment grade credit rating metrics and commitment
 ➢ Low debt leverage of 2.6x
 ➢ 25% dividend reduction to shift spending to customer products and network improvements
 ➢ Lower dividend payout ratio
 ● Track record of Investment in Broadband
 ➢ High Speed reach and availability
 ➢ Peace of Mind services
 ➢ Strong growth in broadband penetration
 ➢ Free PC promotions
 ➢ Product bundle options
 ● Management Team that Delivers Best-in-Class Results
 ➢ Proven ability to integrate acquired properties
 ➢ Bench strength and experience
The “New” Frontier….

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
● Deliver a Differentiated Customer Experience
 ➢ US based 24/7 customer service with state queues
 ➢ Full installations/maintenance of voice and broadband
 ➢ Simple bill format
 ➢ On line ordering, service and payment options
● Leverage Frontier’s Performance Culture
 ➢ Sales and service focus to drive best in class results
● Local Engagement Model
 ➢ Local presence and ownership of market performance
 ➢ Community involvement for competitive advantage
 ➢ Drive customer acquisition and retention
● Investment in Network Infrastructure
 ➢ Expansion of broadband reach, speed and capacity
 ➢ Support for new product and service offerings for customer revenue growth
 ➢ Product quality and reliability
The “New” Frontier….

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
Product Evolution
&
Innovation

FRONTIERCYBERCENTER
FRONTIERCYBERCENTER
REVOLUTIONIZE YOUR NETWORK.
IF YOU ARE LOOKING FOR A SECURE, FAULT-TOLERANT
ENVIRONMENT FOR YOUR "MISSION CRITICAL" EQUIPMENT,
WE WELCOME YOU TO THE FRONTIER CYBERCENTER!

frontier Communications

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
Mission Critical Offsite Hosting
A TIER 1, “WORLD CLASS”, COMPLEX WEB
HOSTING FACILITY

FRONTIER HIGH SPEED WIRELESS
INTERNET SERVICE
FRONTIER
METRO ETHERNET SERVICE
ADVANCED CAPABILITIES,
SIMPLE SOLUTION
Frontier Managed IP Telephony Service
frontier Peace of Mind™
Frontier IP Centrex
FRONTIER MANAGED
ROUTER SERVICE

frontier® Communications

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
Commercial Product Evolution
Small Business to
Enterprise Segments

GOING...
TO LOSE YOUR PRECIOUS FILES?
GOING...
TO LOSE YOUR MIND?
GONE...
FOR GOOD?
File Not Found
frontier
Welcome to the New Frontier
PROTECTION IS SIMPLE WITH FRONTIER PEACE OF MIND
We can help with all your computer needs. Call us today 877.442.2805 or log in at FrontierHelp.com

PUT YOUR MIND AT EASE. CHOOSE THE FRONTIER PEACE OF MIND OPTION THAT'S RIGHT FOR YOU.
HARD DRIVE BACKUP
Afraid of losing your precious photos and documents? Backup your Digital Photos, Documents, and E-mail with Frontier Hard Drive Backup.
$4.99
UNLIMITED HARD DRIVE BACKUP +
UNLIMITED TECH SUPPORT
Frustrated by computer issues and have no where to turn? Add Unlimited Tech Support and Frontier will solve your problems for you.
$9.99
UNLIMITED HARD DRIVE BACKUP +
UNLIMITED TECH SUPPORT +
INSIDE WIRE MAINTENANCE
Want the ultimate plan? Add Inside Wire Maintenance to safeguard against costly wire repairs. Frontier has your digital world covered.
$12.99
frontier Peace of Mind™
We can help with all your computer needs.
Call us today 877.442.2805 or log in at FrontierHelp.com

frontier® Communications

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
Peace of Mind Services (Resi)

Our Mission
 To be the leader in providing communications services to residential and business customers in our markets
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
At Home
In the Office
Wireless
Landline
VoIP
On the Road
Product Innovation
What is FMC?
Fixed Mobile Convergence is
an Emerging Trend that
Aims to Provide Fixed and
Mobile Telephony Services
with a Single Customer
Preferred Device

Carrier's VoIP Switch
IP
VCC Platform
HLR
PSTN
Residential
HSI Backhaul
Home Wi-Fi
MSC
Dual Mode Wi-Fi/GSM
Handset

frontier Communications

Our Mission
 To be the leader in providing communications services to residential and business customers in our markets
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
Wireless Carrier
Fixed Mobile Converged Network Configuration

Our Mission
 To be the leader in providing communications services to residential and business customers in our markets
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
Superior Data
Throughput on Wifi
Unified & Integrated
Voice mail box
Better Indoor
Coverage
Single Bucket
Of minutes
Integration with
Landline services
Single Phone
Number
Wireless
Customer
Converged Wireless Voice Attributes

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
FiTV
Product Innovation
● Market Destination Site for Premium, Episodic & TV Content
 ➢ Target Baby Boomer and Gen X Segments (82M HH)
 ➢ User-Interface will be Based on the TV Schedule Grid
 ➢ Network Prime-time Free Content
● One Stop Television Viewing
 ➢ Local Shows
 ➢ Subscription Content
● Frontier Branding Co-Content
 ➢ Frontier - Yahoo Search Tool
 ➢ Predictive Acquisition Marketing Based on Characteristics
 ➢ Revenue Share for Predictive Banner Placement

 To be the leader in providing communications services to residential and business customers in our markets

Our Mission
©This document contains proprietary and/or confidential information.  This document is intended only for the party to whom it is presented and copying and re-distribution are strictly prohibited.
Questions?